Exhibit (g)(9)

                          UNION PACIFIC CORPORATION

         FOR IMMEDIATE RELEASE

         UNION PACIFIC MERGER WITH SOUTHERN PACIFIC BECOMES EFFECTIVE BETHLEHEM, PA, September 11 -- Union Pacific Corporation today announced that it has completed the necessary filings and transactions to finalize its merger with Southern
         Pacific Rail Corporation.

              "This is an historic day for Union Pacific," said Drew Lewis, Union Pacific chairman and chief executive officer. "A lot of people have worked extremely hard to make this day a reality. It's a proud moment for the entire Union Pacific family, and we look forward to putting the two railroads together as efficiently as possible for the benefit of our customers."

              Lewis said UP and SP will start to combine administrative functions shortly, with total implementation, including the merger of operations, taking at least two years.

              The combined UP/SP system will operate 31,000 miles of track in 24 states. It will operate more than 2,000 trains each day, using 6,400 locomotives and more than 142,000 freight cars.